Form 10-K, Exhibit 13
period 1994-12-31
SUMMIT TAX EXEMPT BOND FUND LP
filed 1995-04-18
CIK 786156

                               1994 ANNUAL REPORT

                       SUMMIT TAX EXEMPT BOND FUND, L.P.
                             Letter to BUC$holders
                      For the Year Ended December 31, 1994

(LOGO)

                Two World Financial Center            Telephone: (212) 436-2000
                New York, NY 10281-1424               Facsimile: (212) 436-5000


INDEPENDENT AUDITORS' REPORT

To the Partners of Summit Tax Exempt Bond Fund, L.P.
New York, New York

We have audited the accompanying statements of financial condition of Summit Tax Exempt Bond Fund, L.P. (a Delaware Limited Partnership) as of December 31, 1994 and 1993, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the General Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partners, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Summit Tax Exempt Bond Fund, L.P. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche
- ---------------------------
April 12, 1995

(LOGO)

                       SUMMIT TAX EXEMPT BOND FUND, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                             December 31,
                                                                     -----------------------------
                                                                         1994             1993
- --------------------------------------------------------------------------------------------------
ASSETS
Participating first mortgage bonds, net                              $100,294,960     $ 84,262,524
Assets held for sale, net                                              27,643,550       45,243,550
Temporary investments                                                   1,915,874        1,500,760
Cash                                                                      173,689          200,227
Promissory notes receivable, net                                        7,071,156        7,243,567
Deferred bond selection fees, net                                       1,858,273        2,008,329
Interest receivable, net                                                  944,367          890,798
Deferred financing fees, net                                              388,816          516,644
Other assets                                                               13,628           15,306
                                                                     ------------     ------------
Total assets                                                         $140,304,313     $141,881,705
                                                                     ------------     ------------
                                                                     ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Loan payable                                                         $ 13,680,866     $ 13,680,866
Deferred income                                                         1,469,174        1,666,349
Accrued expenses                                                          120,685          300,669
Accrued interest                                                               --           84,821
Due to affiliates                                                          46,422           70,950
                                                                     ------------     ------------
Total liabilities                                                      15,317,147       15,803,655
                                                                     ------------     ------------
Contingencies
Partners' capital
BUC$holders (7,906,234 BUC$ issued and outstanding)                   125,346,852      126,415,919
General partners                                                         (359,686)        (337,869)
                                                                     ------------     ------------
Total partners' capital                                               124,987,166      126,078,050
                                                                     ------------     ------------
Total liabilities and partners' capital                              $140,304,313     $141,881,705
                                                                     ------------     ------------
                                                                     ------------     ------------
- --------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements

                       SUMMIT TAX EXEMPT BOND FUND, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                          ------------------------------------------
                                                             1994            1993           1992
- ----------------------------------------------------------------------------------------------------
REVENUES
Interest income from participating first mortgage bonds   $ 6,900,700     $7,085,390     $ 6,466,662
Income from assets held for sale, net                       2,476,090      2,557,000       1,897,017
Interest income from promissory notes                         612,090        634,449          87,152
Interest income from temporary investments                     45,394         27,565          30,120
                                                          -----------     ----------     -----------
                                                           10,034,274     10,304,404       8,480,951
                                                          -----------     ----------     -----------
EXPENSES
Interest expense                                            1,156,858        967,361           9,166
Management fees                                               671,875        671,875         671,875
General and administrative                                    339,975        403,230         471,344
Loan servicing fees                                           335,938        335,938         335,938
Legal expense                                                 215,854        336,667         380,000
Amortization of deferred bond selection fees                  150,056        150,056         150,056
Amortization of deferred financing fees                       127,828        122,503              --
Provision for uncollectible receivables                            --      1,276,000              --
Provision for loss on impairment of assets                  1,350,000      1,905,000              --
                                                          -----------     ----------     -----------
                                                            4,348,384      6,168,630       2,018,379
                                                          -----------     ----------     -----------
Net income                                                $ 5,685,890     $4,135,774     $ 6,462,572
                                                          -----------     ----------     -----------
                                                          -----------     ----------     -----------
ALLOCATION OF NET INCOME
BUC$holders                                               $ 5,572,171     $4,053,059     $ 6,333,321
                                                          -----------     ----------     -----------
                                                          -----------     ----------     -----------
General partners                                          $   113,719     $   82,715     $   129,251
                                                          -----------     ----------     -----------
                                                          -----------     ----------     -----------
Net income per BUC                                        $       .71     $      .51     $       .80
                                                          -----------     ----------     -----------
                                                          -----------     ----------     -----------
- ----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                       SUMMIT TAX EXEMPT BOND FUND, L.P.
                            (a limited partnership)
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                           GENERAL
                                                         BUC$HOLDERS      PARTNERS         TOTAL
- ----------------------------------------------------------------------------------------------------
Partners' capital (deficit)--December 31, 1991           $129,312,015     $(278,763)    $129,033,252
Net income                                                  6,333,321      129,251         6,462,572
Distributions                                              (6,641,238)    (135,536 )      (6,776,774)
                                                         ------------     ---------     ------------
Partners' capital (deficit)--December 31, 1992            129,004,098     (285,048 )     128,719,050
Net income                                                  4,053,059       82,715         4,135,774
Distributions                                              (6,641,238)    (135,536 )      (6,776,774)
                                                         ------------     ---------     ------------
Partners' capital (deficit)--December 31, 1993            126,415,919     (337,869 )     126,078,050
Net income                                                  5,572,171      113,719         5,685,890
Distributions                                              (6,641,238)    (135,536 )      (6,776,774)
                                                         ------------     ---------     ------------
Partners' capital (deficit)--December 31, 1994           $125,346,852     $(359,686)    $124,987,166
                                                         ------------     ---------     ------------
                                                         ------------     ---------     ------------
- ----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                       SUMMIT TAX EXEMPT BOND FUND, L.P.
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                   Year ended December 31,
                                                         --------------------------------------------
                                                             1994            1993            1992
- -----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received                                        $  7,244,362     $ 7,299,931     $ 6,425,100
Cash received from assets held for sale, net                2,476,090       2,557,000       1,897,017
Fees and expenses paid                                     (1,766,476)     (1,534,070)     (1,730,931)
Interest paid                                              (1,241,679)       (882,540)         (9,166)
                                                         ------------     -----------     -----------
Net cash provided by operating activities                   6,712,297       7,440,321       6,582,020
                                                         ------------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Net purchase of temporary investments                        (415,114)       (485,040)       (165,586)
Income deferred upon assumption of participating
  first mortgage bond obligations by new debtor               105,477              --       1,441,209
                                                         ------------     -----------     -----------
Net cash provided by (used in) investment activities         (309,637)       (485,040)      1,275,623
                                                         ------------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Funds borrowed                                                     --      13,680,866              --
Repayment of loan payable                                          --         (45,620)       (274,320)
Financing fees paid                                                --        (639,147)             --
Repayment of loan from affiliate                                   --      (3,000,000)       (505,557)
Principal payment received on FMB                             347,576              --              --
Distributions paid                                         (6,776,774)     (6,776,774)     (6,776,774)
Loans made to affiliates, net                                      --     (10,126,000)       (320,000)
                                                         ------------     -----------     -----------
Net cash used in financing activities                      (6,429,198)     (6,906,675)     (7,876,651)
                                                         ------------     -----------     -----------
Net increase (decrease) in cash                               (26,538)         48,606         (19,008)
Cash at beginning of year                                     200,227         151,621         170,629
                                                         ------------     -----------     -----------
Cash at end of year                                      $    173,689     $   200,227     $   151,621
                                                         ------------     -----------     -----------
                                                         ------------     -----------     -----------

- --------------------------------------------------------------------------------

SCHEDULE RECONCILING NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Net income                                               $  5,685,890     $ 4,135,774     $ 6,462,572
                                                         ------------     -----------     -----------
Adjustments to reconcile net income to net cash
  provided by operating activities:
Amortization of valuation allowance                          (130,012)       (130,012)       (130,012)
Amortization of deferred income                              (130,241)       (125,322)        (73,105)
Amortization of deferred bond selection fees                  150,056         150,056         150,056
Amortization of financing fees                                127,828         122,503              --
Provision for loss on impairment of assets                  1,350,000       1,905,000              --
Provision for uncollectible receivables                            --       1,276,000              --
Changes in:
  Promissory notes receivable, net                            172,411         166,177         146,026
  Interest receivable                                         (53,569)       (192,137)         44,285
  Other assets                                                  1,678         147,873        (163,179)
  Deferred income                                            (172,411)       (166,177)       (146,026)
  Accrued expenses                                           (179,984)        116,292          95,260
  Accrued interest                                            (84,821)         84,821              --
  Due to affiliates                                           (24,528)        (50,527)        196,143
                                                         ------------     -----------     -----------
Total adjustments                                           1,026,407       3,304,547         119,448
                                                         ------------     -----------     -----------
Net cash provided by operating activities                $  6,712,297     $ 7,440,321     $ 6,582,020
                                                         ------------     -----------     -----------
                                                         ------------     -----------     -----------
- -----------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF INVESTING ACTIVITIES
   The Partnership transferred $17,600,000 from assets held for sale to participating first mortgage bonds during both 1994 and 1992. The Partnership transferred $12,300,000 from participating first mortgage bonds to assets held for sale during 1993. See Note C for further information.
- -----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                       SUMMIT TAX EXEMPT BOND FUND, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Summit Tax Exempt Bond Fund, L.P. (the ``Partnership''), a Delaware limited partnership, was formed on December 18, 1985 and will terminate on December 31, 2020 unless terminated sooner under the provisions of the Agreement of Limited Partnership (the ``Partnership Agreement''). The Partnership was formed to invest in tax-exempt participating first mortgage revenue bonds (``FMBs'') issued by various state or local governments or their agencies or authorities. The FMBs are secured by participating first mortgage loans on multi-family residential apartment projects (the ``Properties''). The general partners of the Partnership (the ``General Partners'') are Prudential-Bache Properties, Inc. (``PBP'') (a wholly-owned subsidiary of Prudential Securities Group Inc.) and Related Tax Exempt Bond Associates, Inc. (the ``Related General Partner''). Related BUC$ Associates, Inc. (the ``Assignor Limited Partner''), which acquired and holds limited partnership interests on behalf of those persons who purchase Beneficial Unit Certificates (``BUC$''), has assigned to those persons substantially all of its rights and interest in and under such limited partnership interests. The Related General Partner and the Assignor Limited Partner are under common ownership. As of December 31, 1994, the Partnership had invested in a total of eleven FMBs.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Participating first mortgage bonds and promissory notes receivable

   FMBs and promissory notes are carried at cost less a valuation allowance where appropriate. A valuation allowance is recorded when the ultimate collection of an FMB's or note's principal balance is in doubt. This evaluation is based on an analysis of estimated undiscounted cash flows from the individual properties securing the FMBs.

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (``SFAS'') No. 114, ``Accounting by Creditors for Impairment of a Loan,'' which will be prospectively adopted by the Partnership as of January 1, 1995 for its 1995 financial statements. SFAS No. 114 requires creditors to evaluate the collectibility of both interest and principal of an FMB when determining whether it is impaired. An FMB is considered to be impaired when, based on current information and events, it is probable the creditor will be unable to collect all amounts due according to the existing contractual terms. When an FMB is considered to be impaired, the amount of the loss accrual is determined by discounting the expected future cash flows of the FMB at its effective interest rate or, for practical purposes, from the estimated fair value of the collateral. To the extent that the owners of properties underlying the FMBs may require modifications to their forbearance agreements or the FMBs may otherwise become impaired in 1995, the Partnership may be required to record additional valuation allowances which could have a material effect on the Partnership's financial statements. The amount of such allowances in 1995, if any, resulting from the adoption of SFAS No. 114 cannot presently be determined.

   Interest income is recognized at the stated rate when collectibility of future amounts is reasonably assured. Interest income from FMBs with modified terms where the collectibility of future amounts is uncertain is recognized based upon expected cash receipts.

Assets Held for Sale

   The original owners of the underlying properties and obligors of certain FMBs have been replaced by affiliates of the Related General Partner who have not made equity investments in the underlying properties. These entities have assumed the day-to-day responsibilities and obligations of operating the underlying properties. The FMBs are reported in the financial statements as ``Assets Held for Sale'' because buyers are being sought to make equity investments in the underlying properties and assume the nonrecourse obligations for the FMBs. Although these properties may not be producing sufficient cash flow to fully service the debt, the Partnership has no present intention to declare default on these FMBs.

   Prior to the FMBs being classified as Assets Held for Sale, an allowance is established to record them at the fair value of the underlying properties at the time the original owners were replaced. If any further diminution in the fair value of the underlying property occurs, additional valuation allowances for the Assets Held for Sale will be established. Fair value is based on estimates of the value of the underlying properties using the discounted cash flow method which includes the discounted value of the favorable tax-exempt bond financing. A significant assumption in the estimates is that a buyer will utilize the tax-exempt financing currently available in purchasing such properties.

   When a substantial equity investment in the underlying property is made, the carrying amount of the Asset Held for Sale is reclassified to an FMB, and the probable estimated future cash receipts specified by the new terms (including interest and principal) in excess of the carrying amount of the FMB is amortized as interest income over the remaining life of the FMB.

   Income is recognized when cash is received and is recorded net of disbursements made by the Partnership for expenses of the properties, if any.

Temporary investments

   Temporary investments represent tax-exempt floating rate municipal bonds which are carried at cost plus accrued interest which approximates market.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the BUC$holders. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Net profits or losses and distributions are allocated 98% to the BUC$holders and 2% to the General Partners in accordance with the Partnership Agreement.

Bond selection fees

   The General Partners were paid bond selection fees (equal to 2% of the gross proceeds from the initial offering) for evaluating and selecting FMBs, negotiating the terms of mortgage loans and coordinating the development effort with property developers and government agencies. These fees have been capitalized and are being amortized over the terms of the FMBs. The accumulated amortization as of December 31, 1994 and 1993 was approximately $1,233,000 and $1,083,000, respectively.

Deferred financing fees

   Financing fees incurred in connection with the Partnership's credit facility were capitalized and are being amortized over five years (the life of the credit facility). The accumulated amortization at December 31, 1994 and 1993 was approximately $251,000 and $123,000, respectively.

C. Participating First Mortgage Bonds

   Descriptions of the various FMBs owned by the Partnership at December 31, 1994 are as follows:

                                       Average
                                      Interest       Minimum         Stated
                                      Rate Paid      Pay Rate       Interest            Call           Maturity          Face
Property           Location             1994*     December 1994       Rate*             Date             Date           Amount
- ---------------------------------------------------------------------------------------------------------------------------------
Martin's Creek     Summerville, SC       7.00%         7.00%(A)         8.25%      Mar. 2000        May 2010         $  7,300,000
East Ridge         Mt. Pleasant, SC      7.00          7.00(A)          8.25       Mar. 2000        May 2010            8,700,000
Cypress Run        Tampa, Fl             6.07          7.52(B)          8.50       Aug. 1998        Aug. 2006          15,402,428
Thomas Lake        Eagan, Mn             8.27          7.50(A)          8.50       Aug. 1998        Aug. 2006          12,975,000
North Glen         Atlanta, Ga           6.00          6.00(A)          8.50       Aug. 1998        Aug. 2008          12,400,000
Clarendon Hills    Hayward, Ca           5.47          5.52             5.52       Dec. 2003        Dec. 2003          17,600,000
Sunset Terrace     Lancaster, Ca         7.40          7.50(A)          8.00       Feb. 1999        Feb. 2007          10,350,000
The Mansion        Independence, Mo      5.47          5.23             5.23       Dec. 2004        May 2010           19,450,000
                                                                                                                     ------------
                                                                                                                     $104,177,428
                                                                                                                     ------------
                                                                                                                     ------------
Less: Allowance for loss on impairment of assets
Carrying Amount
* The rate paid represents the interest recorded by the Partnership while the stated rate represents the coupon rate of the FMB.
(A) The minimum pay rates on the FMBs are scheduled to increase to the stated interest rate over the remaining terms of the FMBs.
(B) The minimum pay rate is the current cash flow of the property.


                     Carrying
Property              Amount
- -------------------------------
Martin's Creek     $  6,981,310
East Ridge            8,336,222
Cypress Run          15,402,428
Thomas Lake          12,975,000
North Glen           12,400,000
Clarendon Hills      17,600,000
Sunset Terrace       10,350,000
The Mansion          17,600,000
                   ------------
                    101,644,960

                     (1,350,000)
                   ------------
                   $100,294,960
                   ------------
                   ------------

   The principal and interest payments on each FMB are payable only from the cash flows, including proceeds in the event of a sale, from the Properties underlying the FMBs. None of these FMBs constitute a general obligation of any state or local government, agency or authority. The FMBs are secured by the mortgage loans on the underlying Properties and the structure of each mortgage loan mirrors the structure of the corresponding FMB.

   Unless otherwise modified, principal of the FMBs will not be amortized during their respective terms (which range from 17 to 24 years) and will be required to be repaid in lump sum ``balloon'' payments at the expiration of the respective terms or at such earlier times as the Partnership may require pursuant to the bond documents. The Partnership has a right to require redemption of the FMBs approximately twelve years after their issuance. The Partnership anticipates holding the FMBs for approximately 12 to 15 years from the date of issuance; however, it can and may elect to hold until maturity.

   In addition to the stated base rates of interest ranging from 5.23% to 8.5% per annum, each of the FMBs which have not been modified provides for ``contingent interest'' consisting of (a) an amount equal to 50% to 100% of net property cash flow and 50% to 100% of net sale or refinancing proceeds until the borrower has paid, during the post-construction period, annually compounded interest at a rate ranging from from 8.875% to 9.34% on a cumulative basis, and thereafter (b) an amount equal to 25% to 50% of the remaining net property cash flow and 25% to 50% of remaining net sale or refinancing proceeds until the borrower has paid interest at a simple annual rate of 16% over the term of the FMB. Both the stated and contingent interest are exempt from federal income taxation. The Partnership has not received any contingent interest to date.

   In order to protect the tax-exempt status of the FMBs, the owners of the Properties are required to enter into certain agreements to own, manage and operate such Properties in accordance with the requirements of the Internal Revenue Code.

   On April 1, 1994, Mansion Apartment Project Investors, Inc. (``MAPI''), an affiliate of the Related General Partner who replaced the original developer of The Mansion property, sold the ownership interest in the property to an unrelated third party for $700,000 in cash and the assumption of the obligation under the Partnership's $19,450,000 FMB as well as a $400,000 second mortgage note payable to a lender affiliated with the Related General Partner taken by assignment from the seller. Notwithstanding the assumption of the FMB, the General Partners agreed to forbear on the Partnership's rights and remedies in declaring an interest payment default under the FMB loan documents provided the new borrower made minimum monthly interest payments to the Partnership equal to approximately $81,000 per month (5% per annum) together with payments to a replacement reserve escrow account of approximately $4,500 per month and complied with all other covenants and obligations. The forbearance agreement originally expired on September 30, 1994 but was extended to November 30, 1994.

   Effective October 18, 1994, The Mansion FMB was modified. The modification provides for a base pay rate of 5.23%. In addition, the contingent interest feature has been changed. Under the modified FMB, an additional .386% per year (primary contingent interest) is due and payable from 100% of cash flow above the base pay rate. If not paid, the difference between the minimum pay rate and the primary contingent interest rate is deferred and is payable from future cash flow and sale or refinancing proceeds. Remaining cash flow and sale or refinancing proceeds, if any, are paid to the Partnership in an amount equal to 35% of net cash flow until the borrower receives a 12.5% cumulative return on its investment together with the return of the initial investment. Then, the Partnership is entitled to 50% of remaining cash flow and net sale or refinancing proceeds until the owner has paid interest at a cumulative annual rate of 16%. Notwithstanding The Mansion owner's obligation to pay amounts due as primary contingent interest, the Partnership has agreed, until 1998, the obligation to pay such amounts will be considered satisfied subject to those amounts being contributed by The Mansion's owner toward certain designated repairs to the property. The Mansion's owner will nevertheless be obligated to pay amounts due from remaining cash flow if available above the primary contingent interest rate.

   As a result of the cash equity investment, The Mansion (which had previously been classified in the financial statements as an Asset Held for Sale) was reinstated as an FMB. The net cash proceeds from the sale of approximately $105,000 (net of a $400,000 escrow for certain repairs, a $50,000 second mortgage note principal payment, and closing costs), paid to the Partnership to reduce accrued and unpaid interest, was recorded by the Partnership as deferred income and is being amortized as interest income from first mortgage bonds over the remaining life of The Mansion FMB. The balance of the deferred income relating to

The Mansion FMB was approximately $101,000 at December 31, 1994. All other accrued and unpaid interest on The Mansion FMB which previously had been reserved for financial statement purposes was forgiven.

   In June 1992, the Partnership made a $320,000 second mortgage loan to the owner of the property underlying the Cypress Run FMB for the payment of 1991 property taxes. This loan required monthly interest only payments at a rate of 8.5% per annum with the principal due on July 1, 1994. Interest payments on the loan as well as the FMB were current through June 1994; however, due to bankruptcy, the loan remains outstanding and the borrower has been notified of the default (see below for discussion of borrower's bankruptcy filing). An allowance for possible loss was established for this loan in 1993.

   As a result of the failure to pay 1992 and 1993 real estate taxes, the Partnership initiated steps to enforce its rights and remedies on the Cypress Run property in July 1994. These remedies include acceleration of the loan and a $350,000 draw on an irrevocable letter of credit issued on behalf of the owner of Cypress Run as security relating to obligations under the Rental Performance Agreement. Pursuant to the terms of the bond documents, approximately $348,000 of the proceeds received from the draw on the letter of credit has been recorded as a reduction of the FMB with the balance applied as interest. In response, on July 15, 1994, the owner of the property filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code continued to operate the property as a debtor-in-possession. The bankruptcy filing operated as a stay against the enforcement of the Partnership's remedies which include foreclosure. At the initial hearing, the court consented, among other things, to allow the Partnership to receive the monthly net cash flow generated by the property as its debt service payments for at least the initial 120 days of the proceedings.

   On November 10, 1994, an Order Modifying Stay together with a Settlement Stipulation was entered by the Court which granted the Partnership relief from the Automatic Stay. This order became effective on March 31, 1995 unless a sale of the property, subject to the Partnership's approval, was closed beforehand. The Partnership continues to receive the monthly net cash flow generated by the property as payment toward debt service.

   On March 31, 1995, pursuant to the Court Order, ownership of the Cypress Run property was transferred to an affiliate of the Related General Partner. The affiliate has not made an equity investment in the underlying property; however, it will assume the day-to-day responsibilities and obligations of operating the property.

   On May 31, 1992, Clarendon Hills Investor Inc. (``CHI''), an affiliate of the Related General Partner who had replaced the developer of the Clarendon Hills property, sold its ownership interest in the property to an unrelated third party (the ``Purchaser'') for $26,200,000. The Purchaser paid $2,000,000 in cash, assumed the $17,600,000 obligation of the Partnership's FMB and issued a $6,600,000 promissory note to CHI which in turn was assigned to the Partnership. The $6,600,000 promissory note bears interest at the rate of 8.0% per annum payable in equal monthly installments until December 2003 at which time the entire unpaid principal and interest will be due and payable.

   In connection with the sale of the Clarendon Hills property by CHI, the FMB collateralized by the property was modified to provide for, among other things: the discharge of all accrued and unpaid interest relating to a previous owner (which for financial statement purposes had been fully reserved); a reduction of the base interest rate to 5.52% per annum on the $17,600,000 FMB; and a further reduction of the base interest during the first four years from closing of an amount equal to 50% of the increase in property taxes (if any) over the fiscal 1992 property tax bill resulting solely from this sale (limited to $35,000 per annum).

   As a result of this cash equity investment by the Purchaser, the Clarendon Hills FMB (which had previously been classified as an Asset Held for Sale) was reinstated as an FMB in 1992. The $1,441,209 in net cash proceeds of the sale (net of certain closing costs), paid by CHI to the Partnership to reduce accrued and unpaid interest, was recorded by the Partnership as deferred income and is being amortized as interest income from FMBs over the remaining life of the Clarendon Hills FMB. The balance of the deferred income relating to the Clarendon Hills FMB was approximately $1,117,000 and $1,243,000 at December 31, 1994 and 1993, respectively. All other accrued and unpaid interest on the Clarendon Hills FMB was forgiven.

   The FMBs for the East Ridge and Martin's Creek properties were modified in 1990 when the equity interest in the properties and the related obligations of the FMBs were sold by an affiliate of the Related General Partners to an unrelated third party. The modifications provide for pay rate increases from 6.0% per annum in 1990 to 7.5% per annum in March 1996. Beginning in March 1997, the pay rate will be 8.25% per annum. The difference between the minimum interest rate and the original stated rate is deferred and is payable out of available future cash flow. As part of this modification, the Partnership received $950,000 in 13% second mortgage notes with monthly interest and principal payments through December 1996. These notes are also partially secured by letters of credit. Deferred income equal to the amount of the promissory notes was recorded in the statements of financial condition. As a result of this transaction, income is realized only as and when the Partnership receives payment on the promissory notes. The balances of both the promissory notes and deferred income was approximately $251,000 and $424,000 at December 31, 1994 and 1993, respectively. There was no loss recorded on this transaction because the $1.3 million valuation allowance previously established for these FMBs was in excess of the concessions granted. At December 31, 1994 and 1993, the valuation allowance relating to debt restructuring was approximately $366,000 and $436,000, respectively. Such valuation allowance is accreted as interest income over the remaining term of the FMBs as long as the estimated fair value of the underlying properties is in excess of the carrying value of the related FMB.

   During 1991, forbearance agreements were finalized with the owners of the North Glen and Thomas Lake properties. The General Partners further modified the North Glen forbearance agreement in April 1993 to allow the owner to make debt payments at a pay rate of 6.0% per annum through December 1995 at which time the rate is scheduled to increase to the stated rate of 8.5% per annum. In April 1993, the Partnership made a loan in the amount of $126,000 to the owner of the North Glen property underlying the FMB for payment of past due property taxes. This loan requires interest only payments at 8.5% per annum, payable monthly, with the principal due on April 30, 1996. Due to the extension of the forbearance agreement in 1993, an allowance for possible loss was established for this loan; however, interest payments on this loan are current. The pay rate for the Thomas Lake property was 6.0% per annum in 1994 and is scheduled to increase in annual increments to the original stated rate of 8.5% in December 1996.

   In May 1992, Summit Tax Exempt Funding Corp., an affiliate of the Partnership, made a loan in the amount of $220,000 secured by a second mortgage on the Thomas Lake property toward the payment of past due property taxes. In January 1993, this loan was assigned to the Partnership as part of the transaction in which the Partnership obtained a new credit facility. The loan requires interest only payments at the Citibank, N.A. prime rate (8.5% at December 31, 1994) plus 2.0% per annum, payable monthly. Principal is due in full on April 15, 1995. Interest on this loan is current.

   During 1992, a forbearance agreement was finalized with the owner of the Sunset Terrace property. Terms of the agreement call for a reduced pay rate of 7.0% per annum through May 1993 with scheduled annual increments to the original stated rate of 8.0% per annum in May 1996. With respect to all of these FMBs, the difference between the pay rate and the original stated rate is payable out of available future cash flow or ultimately from sales or refinancing proceeds.

   The difference between the stated interest rates and the rates paid on certain FMBs is not accrued for financial statement purposes, although it is deferred and payable from available future cash flow and sale or refinancing proceeds. Interest income relating to these FMBs of approximately $1,241,000, $605,000, and $1,044,000 was not recorded for the years ended December 31, 1994, 1993 and 1992, respectively.

D. Assets Held for Sale

   Assets Held for Sale and the related income thereon are as follows:

                                                                                                      Net cash received
                                          Carrying Value                Face Amount                   for the year ended
                                           December 31,                December 31,                      December 31,
                Call     Maturity    -------------------------   -------------------------   ------------------------------------
                Date       Date         1994          1993          1994          1993          1994         1993         1992
- ---------------------------------------------------------------------------------------------------------------------------------
Cedar
 Creek,
 McKinney,
 Tx          Dec. 1998  Dec. 2006    $ 7,798,550   $ 7,798,550   $ 8,100,000   $ 8,100,000   $  611,164   $  492,869   $  414,739
High Pointe
 Club,
Harrisburg,
 Pa          June 1998  June 2006      7,545,000     7,545,000     8,900,000     8,900,000      540,000      372,175      174,031
Clarendon
 Hills,
 Hayward,
 Ca*         Dec. 2003  Dec. 2003             --            --            --            --           --           --      307,801
The
 Mansion,
 Independence,
 Mo**        Dec. 2004  May 2010              --    17,600,000            --    19,450,000      318,825    1,274,332    1,000,446
Greenway
 Manor
 St Louis,
 Mo***       Oct. 1998  Sept. 2006    12,300,000    12,300,000    12,850,000    12,850,000    1,006,101      417,624           --
                                     -----------   -----------   -----------   -----------   ----------   ----------   ----------
                                     $27,643,550   $45,243,550   $29,850,000   $49,300,000   $2,476,090   $2,557,000   $1,897,017
                                     -----------   -----------   -----------   -----------   ----------   ----------   ----------
                                     -----------   -----------   -----------   -----------   ----------   ----------   ----------

 * Reinstated as an FMB as of May 31, 1992.

 ** Reinstated as an FMB as of April 1, 1994. As such, the cash received for the twelve months ended December 31, 1994 reflects cash flow only through March 31, 1994. Subsequent cash flow was recorded as interest income from FMBs.

*** Prior to June 30, 1993, cash received was recorded as interest income from FMBs.

Due to the failure to pay 1990 and 1991 property taxes and interest from March to August 1992, the Partnership instituted foreclosure proceedings against Greenway Manor. On July 20, 1992, the Greenway partnership filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Pursuant to a 1992 court order, the receiver paid the Partnership the cash flow remaining after paying past due taxes, paying property operating costs and escrowing for 1992 taxes. On June 30, 1993, the court dismissed the bankruptcy proceeding at which time the owner of the property and obligor under the FMB agreed to transfer the deed-in-lieu of foreclosure to an affiliate of the Related General Partner. A $550,000 provision for impairment of assets was recorded during the year ended December 31, 1993 based on an estimate of the value of the underlying property.

   In 1992, the Partnership loaned approximately $220,000, in the aggregate, to the owners of The Mansion and Cedar Creek properties to enable them to pay property taxes. The loans were self-amortizing over two years with interest at 8.5% per annum beginning in June 1992. These loans were recorded in operating results as a reduction in income from assets held for sale in 1992 because the FMBs were paying interest on a cash flow basis. Subsequent principal payments relating to these loans were recorded as income from assets held for sale. These loans were fully repaid in the second quarter of 1994.

E. Loan Payable

   On January 15, 1993, the Partnership entered into a loan agreement with an unaffiliated lender for a $15,000,000 credit facility with a maturity date of January 14, 1998 and an option to extend for two years for an additional fee. The debt service requirements include monthly interest only payments with a variable interest rate equal to the 30-day commercial paper interest rate (5.9% at December 31, 1994) plus 4.05% with principal due at maturity. The facility is collateralized by a pledge of the FMBs and associated collateral of East Ridge, Martin's Creek, The Mansion, Thomas Lake and Sunset Terrace. The initial proceeds from this facility were used to repay a $10,000,000 credit facility guaranteed by the Partnership, to repay a $3,000,000 noninterest-bearing working capital loan made to the Partnership from the Related General Partner and to pay associated closing costs. The $10,000,000 credit facility had been used to pay for costs incurred to complete construction of the properties securing the High Pointe Club and Clarendon Hills FMBs and to fund a loan toward the payment of property taxes on the Thomas Lake property. The $3,000,000 working capital loan was used to supplement distributions commencing with the fourth quarter 1988 distribution. The unused portion of the Partnership's $15,000,000 credit facility is to be used for future working capital requirements and contingencies of the Partnership, as necessary, subject to approval of the lender.

   In conjunction with the Partnership's credit facility and the repayment of the previously existing $10,000,000 credit facility, the Partnership was assigned nonrecourse notes in the amount of $6,600,000,

$3,180,000 and $220,000 from the Clarendon Hills, High Pointe Club and Thomas Lake properties, respectively. The Clarendon Hills promissory note, secured by a deed of trust, requires monthly interest only payments of 8.0% per annum with the principal due on December 1, 2003. Since the High Pointe Club property is paying interest on a cash flow basis, interest on the promissory note is only recorded when cash flow is received in excess of the stated rate. No interest on the High Pointe Club promissory note has been received or recorded through December 31, 1994. The assigned High Pointe Club note is subordinate to the
High Pointe Club FMB; therefore, the promissory note has been fully reserved. The Thomas Lake note, secured by a second mortgage on the property, requires monthly interest only payments based on the Citibank, N.A. prime rate (8.5% at December 31, 1994) plus 2.0% per annum with the principal due on April 5, 1995. The Partnership intends to extend the Thomas Lake loan. Proposed terms call for a fixed interest rate of 8.5% with principal amortization over a 36 month period. Clarendon Hills and Thomas Lake are current on their interest payments.

F. Income Taxes

   Following is a reconciliation of net income for financial statement purposes with net income for Federal income tax reporting purposes:

                                                            1994           1993             1992
- ----------------------------------------------------------------------------------------------------
Net income per financial statements                      $5,685,890     $ 4,135,774      $ 6,462,572
     Provision for loss on impairment of assets           1,350,000       1,905,000               --
     Provision for uncollectible receivable                      --         830,000               --
     Uncollected interest income from assets held for
     sale                                                   466,395       1,088,871        1,836,689
     Uncollected interest on FMBs                         1,240,910         604,505        1,043,670
     Property tax loan deferred for tax reporting
      purposes, net                                              --         325,969          150,034
     Nondeductible interest expense                         311,255         247,524               --
     Uncollected interest on promissory notes               254,400         243,248               --
     Amortization of bond selection fees                    150,056         150,056          150,056
     Amortization of valuation allowance on FMBs           (130,012)       (130,012)        (130,012)
     Write-off of accrued and unpaid interest                    --              --       (1,376,813)
     Loss from debt restructure                          (3,632,747)             --       (1,050,000)
     Other, net                                            (196,913)       (224,618)        (178,851)
                                                         ----------     -----------      -----------
Net income for tax purposes                              $5,499,234     $ 9,176,317      $ 6,907,345
                                                         ----------     -----------      -----------
                                                         ----------     -----------      -----------

   Net income for tax purposes is generally exempt from Federal income tax. The differences between the tax and book bases of partner's capital are primarily attributable to the cumulative effect of the book to tax income adjustments and the recording of distributions.

G. Related Parties

   The General Partners and their affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management; registrar, transfer and assignment functions; asset management; investor communications; printing and other administrative services. The General Partners and their affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement. The costs and expenses were:

                                                                   Year ended December 31,
                                                          -----------------------------------------
                                                             1994           1993            1992
- ---------------------------------------------------------------------------------------------------
Prudential-Bache Properties, Inc. and affiliates
  General and administrative                              $   93,000     $  108,729      $  126,315
  Management fee                                             335,937        335,937         335,937
                                                          ----------     ----------      ----------
                                                             428,937        444,666         462,252
                                                          ----------     ----------      ----------
Related Tax Exempt Bond Associates, Inc. and
  affiliates
  General and administrative                                  28,246         41,427          50,940
  Management fee                                             335,938        335,938         335,938
  Loan servicing fees                                        335,938        335,938         335,938
                                                          ----------     ----------      ----------
                                                             700,122        713,303         722,816
                                                          ----------     ----------      ----------
                                                          $1,129,059     $1,157,969      $1,185,068
                                                          ----------     ----------      ----------
                                                          ----------     ----------      ----------

   The General Partners are paid, in aggregate, an annual management fee equal to .5% of the total invested assets (which equals the original face amount of the total FMBs).

   An affiliate of the Related General Partner receives loan servicing fees in the amount of .25% per annum of the principal amount outstanding on mortgage loans serviced by the affiliate.

   A division of Prudential Securities Incorporated (``PSI''), an affiliate of PBP, receives a fee for the purchase, sale, and safekeeping of the Partnership's temporary investments. This account is maintained in accordance with the Partnership Agreement.

   Several executive officers and directors of the Related General Partner own less than 1% of the outstanding BUC$.

H. Contingencies

   On or about October 18, 1993, a putative class action, captioned Kinnes et al. v. Prudential Securities Group Inc. et al. (93 Civ. 654) was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership against the Partnership, PBP, PSI and a number of other defendants. On or about November 16, 1993, a putative class action captioned Connelly et al. v. Prudential-Bache Securities Inc. et al. (93 Civ.
713), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership against the Partnership, PBP, PSI and a number of other defendants. On or about January 3, 1992, a putative class action, captioned Levine v. Prudential-Bache Properties Inc. et al. (92 Civ. 52), was filed in the United States District Court for the Northern District of Illinois purportedly on behalf of investors in the Partnership against the General Partners, PSI and a number of other defendants. Subsequently the Related General Partner exited the Levine litigation by way of settlement. On April 14, 1994, the Judicial Panel on Multidistrict Litigation (the ``Panel'') deferred transfer of the Levine case to the Southern District of New York (discussed more fully below) until after the Illinois court decided a pending motion to dismiss the complaint. On June 3, 1994, that court granted the motion of PBP and PSI and dismissed the first amended complaint without prejudice. On June 30, 1994, plaintiffs filed a second amended complaint. By order dated July 13, 1994, the Panel unconditionally transferred the Levine case for inclusion in the consolidated proceedings in the Southern District of New York described below.

   By its April 14, 1994 order, the Panel transferred (in addition to Levine as discussed above) the Kinnes case, and by order dated June 8, 1994, the Connelly case, together with a number of other actions, on each occasion not involving the Partnership, to a single judge of the United States District Court for the Southern District of New York and consolidated them for pretrial proceedings under the caption In re Prudential Securities Incorporated Limited Partnerships Litigation (MDL Docket 1005). On June 8, 1994, plaintiffs in the transferred cases filed a complaint that consolidated the previously filed complaints and named as defendants, among others, PSI, certain of its present and former employees and the General Partners. The Partnership is not named a defendant in the consolidated complaint, but the name of the Partnership is listed as being among the limited partnerships at issue in the case. The consolidated complaint alleges violations of the federal and New Jersey Racketeer Influenced and Corrupt Organizations Act (``RICO'') statutes, fraud, negligent misrepresentation, breach of fiduciary duties, breach of third-party beneficiary contracts and breach of implied covenants in connection with the marketing and sales of limited partnership interests. Plaintiffs request relief in the nature of rescission of the purchase of securities and recovery of all consideration and expenses in connection therewith, as well as compensation for lost use of money invested, less cash distributions; compensatory damages; consequential damages; treble damages for defendants' RICO violations (both federal and New Jersey); general damages for all injuries resulting from negligence, fraud, breaches of contract, and breaches of duty in an amount to be determined at trial; disgorgement and restitution of all earnings, profits, benefits and compensation received by defendants as a result of their unlawful acts; costs and disbursements of the action; reasonable attorneys' fees; and such other and further relief as the court deems just and proper.

   On November 28, 1994 the transferee court deemed each of the complaints in the constituent actions (including Kinnes ) amended to conform to the allegations of the consolidated complaint. PSI and PBP, along with various other defendants filed a motion to dismiss the consolidated complaint on December 20, 1994. That motion is pending.

   A derivative action entitled Litman et al. v. Prudential-Bache Properties, Inc. et al. (No. 12137) was filed in Delaware Chancery Court, against the General Partners and PSI. Plaintiffs are individual investors who purchased Partnership interests. Plaintiffs' initial complaint, which was filed as a putative class action alleging breach of fiduciary duty, was dismissed as legally insufficient. On April 30, 1992, plaintiffs filed an amended complaint.

   The amended complaint, which was solely a derivative action brought on behalf of the Partnership, alleges that the defendants breached their fiduciary duties in managing the affairs of the Partnership. Plaintiffs seek an indeterminate amount of damages as well as attorneys' fees and costs. On June 5, 1992, defendants filed a motion to dismiss the amended complaint in its entirety on several grounds, including statute of limitations and failure to state a claim. On January 4, 1993, defendants' motion was granted, and the amended complaint was dismissed without leave to replead.

   On February 2, 1993, plaintiffs filed a notice of appeal. On February 16, 1993, defendants filed a cross-appeal which appealed the court's failure to dismiss plaintiffs' claims on statute of limitations grounds. After hearing oral argument, the Delaware Supreme Court on November 18, 1993 remanded the action to the Chancery Court for the limited purpose of determining whether plaintiffs' claims were time-barred. On January 14, 1994, the Chancery Court concluded that they were. After hearing all arguments, the Delaware Supreme Court on April 21, 1994 affirmed the decision of the Chancery Court dismissing the action for the reasons set forth in the Chancery Court memorandum opinion of January 14, 1994.

   On March 6, 1991, a derivative action entitled Virginia First Savings Bank, F.S.B., et al. v. Tax Exempt Bond Associates, Inc. et al., No. (L91-726) was filed in Virginia Circuit Court against the General Partners and others. Plaintiffs are one named and other unknown individual investors who are purportedly suing on behalf of the Partnership. Defendants include, among others, the Partnership and its General Partners. The complaint alleges breach of fiduciary duty. Plaintiffs seek an indeterminate amount of damages.

   Defendants have moved to dismiss the complaint on the grounds that (i) plaintiffs are precluded from bringing the action by a previous decision; (ii) plaintiffs failed to adequately plead a valid derivative claim and that (iii) the court lacks jurisdiction over certain defendants.

   The General Partners and PSI believe they and where applicable, the Partnership, have meritorious defenses to the complaints and intend to vigorously defend these actions.

I. Selected Quarterly Financial Data (unaudited)

                                                                   1994 Quarter ended
                                               ----------------------------------------------------------
                                                March 31      June 30      September 30      December 31
- ---------------------------------------------------------------------------------------------------------
Interest income from participating first
  mortgage bonds                               $1,600,164    $1,853,459     $ 1,591,270      $ 1,855,807
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------
Income from assets held for sale, net          $  813,498    $  545,672     $   557,032      $   559,888
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------
Provision for loss on impairment of assets     $       --    $       --     $        --      $ 1,350,000
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------
Net income                                     $1,914,411    $1,870,368     $ 1,594,240      $   306,871
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------
Net income per BUC                             $      .24    $      .23     $       .20      $       .04
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------

                                                                   1993 Quarter ended
                                               ----------------------------------------------------------
                                                March 31      June 30      September 30      December 31
- ---------------------------------------------------------------------------------------------------------
Interest income from participating first
  mortgage bonds                               $1,758,587    $1,773,913     $ 1,637,250      $ 1,915,640
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------
Income from assets held for sale, net          $  452,761    $  540,952     $   761,524      $   801,763
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------
Provision for loss on impairment of assets     $             $       --     $        --      $ 1,905,000
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------
Net income (loss)                              $1,604,165    $1,714,863     $ 1,811,370      $  (994,624)
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------
Net income (loss) per BUC                      $      .20    $      .21     $       .23      $      (.13)
                                               ----------    ----------    -------------    -------------
                                               ----------    ----------    -------------    -------------

J. Subsequent Event

   In February 1995, distributions of approximately $1,660,000 and $34,000 were paid to the BUC$holders and General Partners, respectively, for the quarter ended December 31, 1994.

                       SUMMIT TAX EXEMPT BOND FUND, L.P.
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   Summit Tax Exempt Bond Fund, L.P. (``the Partnership'') has invested in eleven tax-exempt participating first mortgage bonds (``FMBs'') issued by various state or local governments or their agencies or authorities. The FMBs are secured by participating first mortgage loans on multi-family residential apartment projects.

   Interest payments from FMBs are anticipated to provide sufficient liquidity to meet the operating expenditures of the Partnership in future years and to fund distributions.

   The Partnership's loan payable has a variable interest rate; therefore, future levels of interest expense will fluctuate in correlation to movements in the 30-day commercial paper interest rate.

   The fourth quarter distribution of approximately $1,660,000 ($.21 per BUC) was paid to BUC$holders in February 1995 from current and previously undistributed adjusted cash flow from operations. The Partnership anticipates funding future cash distributions from adjusted cash flow from operations.

   As discussed in more detail in Note C to the financial statements, the Partnership received net proceeds of approximately $105,000 in April 1994 in connection with an affiliate's sale of its ownership interest in The Mansion to an unrelated third party. The Partnership has recorded the proceeds as deferred income.

   In July 1994, the owner of the Cypress Run property filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in response to the Partnership's acceleration of its loan. The Partnership received approximately $350,000 from the draw on a letter of credit of which approximately $348,000 was recorded as a reduction of the FMB. Monthly interest income to the Partnership from the Cypress Run FMB will be reduced during these proceedings. However, the net cash flow from the Cypress Run property, together with the proceeds of a letter of credit, has been sufficient such that the Partnership's net cash flow was not negatively impacted during the year and, is not expected to be, in 1995. On March 31, 1995, the ownership of the Cypress Run property was transferred to an affiliate of the Related General Partner pursuant to a Court Order.

Results of Operations

1994 vs. 1993

   Net income increased by approximately $1,550,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993 primarily due to the amount of provisions for loss on impairment of assets and uncollectible receivables recorded in the respective years and the reasons discussed below.

   Interest income from FMBs, including those classified as Assets Held for Sale, decreased by approximately $266,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993. This decrease primarily resulted from the Cypress Run bankruptcy and a modification to the North Glen forbearance agreement in 1993. These decreases were offset, in part, by increased interest received from Sunset Terrace, Thomas Lake, High Pointe Club and Cedar Creek.

   Interest income from promissory notes decreased by approximately $22,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993. This decrease resulted from reduced interest received on the Cypress Run tax loan in 1994 as compared to 1993.

   Interest income from temporary investments increased by approximately $18,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993 primarily due to higher interest rates and invested balances.

   Interest expense increased by approximately $189,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993 due to interest rate increases during 1994.

   General and administrative expenses decreased by approximately $63,000 for the year ended December 31, 1994 as compared to the corresponding periods in 1993 primarily due to the timing of certain expenses in the respective years and a general decrease in the costs associated with the administration of the Partnership.

   A $1,350,000 provision for loss on impairment of assets was recorded during the year ended December 31, 1994 to record the estimated impairment of the FMBs based upon an analysis of estimated cash flows from the individual properties securing the FMBs.

   Legal expense decreased approximately $121,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993. This decrease was primarily because of non-recurring costs associated with the Greenway foreclosure in 1993 and lower legal costs related to the Levine litigation described in Note H to the financial statements. Continued legal costs will be incurred due to other Partnership litigation described in Note H, the Cypress Run bankruptcy proceedings and debt modifications and transactions, if any, involving the Assets Held for Sale.

1993 vs. 1992

   Net income decreased by approximately $2,327,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992 primarily due to the provisions for loss on impairment of assets and uncollectible receivables recorded in 1993 and the reasons discussed below.

   Interest income from FMBs, including those classified as Assets Held for Sale, increased by approximately $1,279,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992. The increase for the year is primarily due to an increase in the pay rate relating to the Thomas Lake FMB, deferred base interest received from East Ridge and Martin's Creek and increased cash flow received from the Cedar Creek, The Mansion and High Pointe Club properties partially offset by decreases in the pay rates relating to the North Glen and Sunset Terrace FMBs as a result of forbearance agreements.

   Interest income from promissory notes increased by approximately $547,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992 primarily due to interest earned on the notes assigned to the Partnership from the Clarendon Hills and Thomas Lake properties in January 1993.

   Provisions for loss on impairment of assets relating to the High Pointe Club and Greenway FMBs of $1,355,000 and $550,000, respectively, were recorded during the year ended December 31, 1993. These provisions were based on estimates of the value of the underlying properties using the discounted cash flow method which includes the discounted value of the favorable tax-exempt bond financing.

   Interest expense increased by approximately $958,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992 due to the credit facility obtained by the Partnership in January 1993.

   General and administrative expenses decreased by approximately $68,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992 primarily due to a general decrease in the costs associated with the administration of the Partnership and the timing of certain expenses in the respective years.

   Legal expense decreased by approximately $43,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992 primarily due to the non-recurring litigation costs associated with the Greenway FMB during 1992.

   During 1993, a $1,276,000 provision for uncollectible receivables was recorded to fully reserve the balances on the Cypress Run and North Glen tax loans in the amounts of $320,000 and $126,000, respectively, and the balance on the High Pointe Club unsecured promissory note (see Note E) in the amount of $830,000 due to the uncertainty of collection.

Property Information

   The following table lists the FMBs that the Partnership owns with occupancy rates of the underlying properties as of February 12, 1995:

                                                                                            Average       Minimum
                                                                                           Interest      Pay Rate
                                         Face Amount                        Stated         Rate Paid     December
Property            Location               of Bond        Occupancy     Interest Rate*       1994*         1994
- ------------------------------------------------------------------------------------------------------------------
The Mansion         Independence, Mo     $ 19,450,000        92.5%           5.23%            5.47%         5.23%
Martin's Creek      Summerville, SC         7,300,000        95.5            8.25             7.00          7.00(A)
East Ridge          Mt. Pleasant, SC        8,700,000        94.9            8.25             7.00          7.00(A)
High Pointe Club    Harrisburg, Pa          8,900,000        96.7            8.50             6.07          5.95(B)
Cypress Run         Tampa, Fl              15,402,428        97.5            8.50             6.07          7.52(B)
Thomas Lake         Eagan, Mn              12,975,000        99.5            8.50             8.27          7.50(A)
North Glen          Atlanta, Ga            12,400,000        96.5            8.50             6.00          6.00(A)
Greenway Manor      St. Louis, Mo          12,850,000        99.0            8.50             7.83          8.23(B)
Clarendon Hills     Hayward, Ca            17,600,000        97.5            5.52             5.47          5.52
Cedar Creek         McKinney, Tx            8,100,000        98.0            8.50             7.55          6.60(B)
Sunset Terrace      Lancaster, Ca          10,350,000        89.6            8.00             7.40          7.50(A)
                                         ------------
                                         $134,027,428
                                         ------------
                                         ------------
- ------------------------------------------------------------------------------------------------------------------
* The rate paid represents the interest recorded by the Partnership while the stated rate represents the coupon rate of the FMB. See Note C to the financial statements as to the differences between stated interest rates and interest rates paid for FMBs.
(A) The minimum pay rates on the FMBs are scheduled to increase to the stated interest rate over the remaining terms of the FMBs.
(B) The minimum pay rate is the current cash flow of the property.

General

   The determination as to whether it is in the best interest of the Partnership to enter into forbearance agreements on the FMBs, or alternatively, to pursue its remedies under the loan documents, including foreclosure, is based upon several factors. These factors include, but are not limited to, property performance, owner cooperation and projected legal costs.

   From time to time, certain property owners have elected to supplement the cash flow generated by the properties to meet the required FMB interest payments. There can be no assurance that in the future any property owner will continue to elect to supplement property cash flow to satisfy FMB interest requirements if necessary. The owner of the Sunset Terrace property supplemented the cash flow generated by the property to meet the required interest payments in 1994.

   In November 1989, a $600,000 settlement was reached between the previous developer of High Pointe Club Apartments (the ``Property'') and USF&G, the construction performance bonding company for the Property. Prior to this agreement, the previous developer agreed to place the settlement proceeds in escrow later to be shared with the subsequent developer (``Greenhill Project Investors, Inc.'') or its successors and assigns pursuant to an arbitration proceeding.

   On April 23, 1993, the previous developer agreed to release the escrowed funds to RHA Inv., Inc. (``RHA''), the successor to Greenhill Project Investors, Inc. RHA continues to have certain obligations to the Partnership, among others, for the payment of accrued and unpaid interest as well as the repayment of certain loans guaranteed by the Partnership. As a result, the General Partners of the Partnership and RHA are negotiating which of RHA's obligations will be satisfied by proceeds received from escrow. The Partnership's claim on the escrowed funds is not recorded in the accompanying financial statements.

Other

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (``SFAS'') No. 114, ``Accounting by Creditors for Impairment of a Loan,'' which will be prospectively adopted by the Partnership as of January 1, 1995 for its 1995 financial statements. SFAS No. 114 requires creditors to evaluate the collectibility of both interest and principal of an FMB when determining whether it is impaired. An FMB is considered to be impaired when, based on current information and events, it is probable the creditor will be unable to collect all amounts due according to the existing contractual terms. When an FMB is considered to be impaired, the amount of the loss accrual is determined by discounting the expected future cash flows of the FMB at its effective interest rate or, for practical purposes, from the estimated fair value of the collateral. To the extent that the owners of properties underlying the FMBs may require modifications to their forbearance agreements or the FMBs may otherwise become impaired in 1995, the Partnership may be required to record additional valuation allowances which could have a material effect on the Partnership's financial statements. The amount of such allowances in 1995, if any, resulting from the adoption of SFAS No. 114 cannot presently be determined.

Inflation has had no material impact on operations or on the financial condition of the Partnership for the period from inception through December 31, 1994.

                               OTHER INFORMATION

Quarterly cash distributions per BUC paid to BUC$holders during 1994 and 1993 were as follows:

   Quarter ended        1994      1993
- -------------------     ----      ----
March 31                $.21      $.21
June 30                 $.21      $.21
September 30            $.21      $.21
December 31             $.21      $.21

   On October 27, 1994, an affiliate of Prudential-Bache Properties, Inc., Prudential Securities Incorporated (``PSI''), entered into cooperation and deferred prosecution agreements (the ``Agreements'') with the Office of the United States Attorney for the Southern District of New York (the ``U.S. Attorney''). The Agreements resolved a grand jury investigation that had been conducted by the U.S. Attorney into PSI's sale during the 1980's of the Prudential-Bache Energy Income Fund oil and gas limited partnerships (the ``Income Funds''). In connection with the Agreements, the U.S. Attorney filed a complaint charging PSI with a criminal violation of the securities laws. In its request for a deferred prosecution, PSI acknowledged to having made certain misstatements in connection with the sale of the Income Funds. Pursuant to the Agreements, the U.S. Attorney will defer any prosecution of the charge in the complaint for a period of three years, provided that PSI complies with certain conditions during the three-year period. These include conditions that PSI not violate any criminal laws; that PSI contribute an additional $330 million to a pre-existing settlement fund; that PSI cooperate with the government in any future inquiries; and that PSI comply with various compliance-related provisions. If, at the end of the three-year period, PSI has complied with the terms of the Agreements, the U.S. Attorney will be barred from prosecuting PSI on the charges set forth in the complaint. If, on the other hand, during the course of the three-year period, PSI violates the terms of the Agreements, the U.S. Attorney can elect to pursue such charges.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to BUC$holders without charge upon written request to:

    Summit Tax Exempt Bond Fund, L.P.
    P.O. Box 2016
    Peck Slip Station
    New York, New York 10272-2016

                         1994
- --------------------------------------------------------------------------------
Summit Tax Exempt        Annual
Bond Fund, L.P.          Report

Prudential Securities Incorporated
Peck Slip Station
P.O. Box 2016
New York, NY 10272

STEBF86/SUA/170759